                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB/A


                      Registration Statement on Form 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

                           HARVEY'S GREAT THINGS, INC.
                   -------------------------------------------
           (Name of Small Business Issuer as specified in its charter)

        OKLAHOMA                                               73-1530723
-------------------------------                         ------------------------
(State or other jurisdiction of                         (I.R.S. Employer ID No.)
organization)

                            801 Northwest 63rd Street
                             Oklahoma City, OK 73116
                 ----------------------------------------------
                     (Address of Principal Executive office)

Registrant's Telephone Number, Including Area Code:           (405) 840-1163
                              Facsimile Number:               (405) 840-1139

Securities to be registered pursuant to Section 12(b) of the Exchange Act:

                           None

Securities to be registered pursuant to Section 12(g) of the Exchange Act:

                      $0.001 Par Value Common Voting Stock
                -------------------------------------------------
                                 Title of Class

DOCUMENTS INCORPORATED BY REFERENCE:  None.

Item 1.  Description of Business.
---------------------------------

Business Development.
---------------------

     Organization and Charter Amendments
     -----------------------------------

          Harvey's Great Things, Inc. ("the Company" or "Harvey's"), an Oklahoma corporation, was incorporated on December 3, 1997, and commenced doing business in April, 1998.

          This Registration Statement is being filed so that the Company's stock (which was sold on and before April 7, 1999 pursuant to a Rule 504 Offering) can be quoted on the OTC Bulletin Board of the National Association of Securities Dealer, Inc. (the NASD).

          No amendments to the Articles of Incorporation of the Company have been made since its organization.

          Copies of the Articles of Incorporation and By-laws are attached hereto and are incorporated herein by reference. See Item 15.


     General
     -------

          Harvey's Great Things operates a large retail store, ten showrooms, a warehouse and an auction facility occupying approximately 7,000 square feet in the Nichols Hills area of Oklahoma City. Harvey's Great Things buys, sells and trades "Great" items, which can range from classic cars to antique furniture, art deco, jewelry, early American furniture, Santa Fe art, great art, collectibles and accessories and gift items.

          Harvey's Great Things is also using the World Wide Web to sell its products both through its own Website, Harvey's Great Things.com, as well as through many auctions of its products via other auction sites, such as eBay (paying fees of approximately 2.5% of sales.) The Company primarily buys, sells and trades with the general public. At this time, Harvey's is primarily a retailer.


     Rule 504 Offering
     -----------------

          On April 7, 1999 the Company completed a Rule 504 Offering of 2,000,000 common shares for one million dollars of cash and services. See Item 10.

     Changes of Control During the Past Three Years
     ----------------------------------------------

          See the caption "Security Ownership of Certain Beneficial Owners and Management, Item 4, for information respecting the beneficial ownership of securities of the Company by Messrs. Harvey S. Bryant and Robert E. Rickard; and see the caption "Directors, Executive Officers, Promoters and Control Persons,"
Item 5, for other material information regarding these persons.

     Sales of "Unregistered" and "Restricted" Securities Over the Past Three
     Years
     -----

          For information concerning sales of "unregistered" and "restricted" securities during the past three years, see the caption "Recent Sales of Unregistered Securities," Item 10.

Business.
---------

     Risk Factors
     ------------

          In any business venture, there are substantial risks specific to the particular enterprise which cannot be ascertained in total until the business is underway. However, at a minimum, the Company's present and proposed business operations will be highly speculative and will be subject to the same types of risk inherent in any new or unproven venture, and will include those types of risk factors stated below.

          No Assurance of Success. The Company is a new, start-up corporation. The Company's operating history of only one year makes it extremely difficult to predict the Company's future performance. No assurance can be given, and none is given, that the Company will succeed in the development and implementation of its mail order and auction catalog and/or its internet web site. Persons purchasing the common stock may lose their entire investment.

          Need for Additional Capital. The net proceeds from the sale of the shares of common stock offered in the Company's Rule 504 Offering (which terminated on April 7, 1999) may be insufficient to attain the business achievements described herein. To do so, additional capital may have to be raised, if it can be raised, to attain the business achievements described herein.


          Dependence on Key Personnel. The Company is greatly dependent on the services of Harvey S. Bryant, Mark Fisher, Robert E. Rickard, Claudia Bartel Bryant and Julie Marie Bryant, its President and Chairman, Executive Vice-President and Chief Operating Officer, Vice President and General Manager, Secretary - Treasurer, and Vice President, respectively. The loss of the services provided by any of these individuals could have a materially adverse effect on the operations of the Company. There are presently no employment agreements between the Company and its key personnel.


          Officer and Director Control. The present officers and directors of the Company own approximately 77% of the issued and outstanding common shares, which are presently the only class of common voting securities authorized by the Company's Articles of Incorporation. As a result, the public purchasers of the common shares have only a limited voice in the Company's management, which is most likely to be controlled by the present officers and directors of the Company. As a result, the current management will retain voting control of the Company. (See Item 4., "Securities Ownership by Management").

          Possible Future Issuance of Common Stock. The Company is authorized to issue up to 50,000,000 shares of common stock, par value $0.001. Presently, there are 10,400,000 shares of common stock issued and outstanding (as of May 18, 1999). Additional issuances of common stock may be required to raise capital, to acquire stock or assets of other companies, to compensate employees or to undertake other activities without stockholder approval. These additional issuances of common stock will increase outstanding shares and further dilute stockholders' interests. Since the Company's common stock is currently subject to the existing rules on penny stocks, the market liquidity for the Company's common stock may be severely affected.


          No Public Market for the Shares of Common Stock. There is currently no public market for the shares of common stock. The failure of the Company to create a market for its common stock would result in the purchasers of the common stock being unable to dispose of their securities in any effective commercial manner. The Company anticipates that at least one market maker will file a Form 15(c)2-11 with the National Association of Securities Dealers ("NASD"), and thereby anticipates obtaining the right from the NASD to have the Company's stock quoted on the NASD Bulletin Board. However, there can be no assurance that such application will be granted by the NASD. No assurance can be given that any current market for the Company's common stock will develop or be maintained. No market maker has received approval from the NASD with respect to trading in the Company's common stock.


          Limited Market for the Company's Common Stock. The Company's common stock is covered by Securities and Exchange Commission rules that impose additional sales practice requirements on broker-dealers who sell securities priced at under $5.00 (so-called "penny stocks") to persons other than established customers and accredited investors (generally institutions with assets in excess of $5 million or individuals with net worth in excess of $1 million or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by such rules, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Moreover, such rules also require that brokers engaged in secondary sales of penny stocks provide customers written disclosure documents, monthly statements of the market value of penny stocks, disclosure of the bid and ask prices, disclosure of the compensation to the broker-dealer, and disclosure of the salesperson working for the broker-dealer. Consequently, the rules may affect the ability of broker-dealers to sell the Company's Common Stock and also may affect the ability of persons receiving such Common Stock to sell their Common Stock in the secondary market, if such a market were to exist. Further, (i) the Company's Common Stock may initially be quoted on an NASD inter-dealer system called "the Bulletin Board," (ii) the Company will not have $4 million in assets or $2 million in stockholders' equity, which are both required for it to qualify for quotation on NASDAQ, and (iii) the Company's Common Stock is not being sold at $5 a share and is not expected to soon trade at a market price of $5 a share in the foreseeable future, the price required for a non-NASDAQ-quoted security to escape the trading limitations imposed by the Securities and Exchange Commission on so-called "penny stocks." These trading limitations tend to reduce broker-dealer and investor interest in "penny stocks" and could operate to inhibit the ability of the Company's Common Stock to reach a $3 per share trading price that would make them eligible for quotation on NASDAQ, even should they otherwise qualify for quotation on NASDAQ.

          No Dividends. The Company has paid no dividends to its stockholders and does not plan to pay dividends on its Common Stock in the foreseeable future. The Company currently intends to retain any earnings to finance future growth.


          Competition. The Company operates in a very competitive industry (in its existing, as well as in its proposed new areas of operation), and competes with a great many other older, better established companies who have substantially greater financial resources than the Company. Furthermore, anyone selling on the Internet may be a potential competitor.


          Forward Looking Statements. This Statement contains forms of forward-looking statements that are based on the Company's beliefs as well as on assumptions made by, and information currently available to, the Company. When used in this Statement, the words "hope", "believe", "expect", "anticipate", "estimate" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions, some of which are identified and described in this "Risk Factors" section. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results will vary materially from those anticipated, estimated, or projected and the variations may be material. The Company cautions potential investors not to place undue reliance on any such forward-looking statements; all of which speak only as of the date made.

          Government Regulations. Presently, there are no current regulations, state or federal, affecting auctions on the Internet and neither are any expected. In the future, governmental regulations may develop, having an adverse effect on such operations of the Company.

     Principal Products and Services
     -------------------------------


          Harvey's Great Things operates a large retail store, ten showrooms, a warehouse and an auction facility (all in one location) occupying approximately 7,000 square feet in the Nichols Hills area of Oklahoma City. Harvey's Great Things has a developing reputation for buying, selling, and trading "Great" items, which can range from classic cars to antique furniture, art deco, jewelry, early American furniture, Santa Fe art, great art, collectibles and accessories and gift items. All of the above operations were commenced in April, 1998.


          Harvey's Great Things is also using the World Wide Web to sell its products both through its own Website, Harvey's Great Things.com, as well as through many auctions of its products via other auction sites.

     Patents, Trademarks, Licenses, Franchisees, Concessions, Royalty Payments or Labor Contracts
     ------------------

     None.

     Need for Government Approval of Principal Products or Services
     --------------------------------------------------------------

     None, currently; however, see the following caption.

     Effect of Existing or Probable Governmental Regulations on Business
     -------------------------------------------------------------------

          See the heading "Risk Factors," under the caption "Business" of this Item, specifically, the risk factors entitled "Government Regulations" and "Limited Market for the Company's Common Stock."

     Research and Development
     ------------------------

     See Item 2., "Plan of Operations."

     Number of Employees
     -------------------


     The Company has six full-time and two part-time employees.


     Item 2. Management's Discussion and Analysis or Plan of Operation.
     ------------------------------------------------------------------


     Results of Operations.
     ----------------------

          Six Months Ended June 30, 1999 Compared to Six Months Ended June 30, 1998

          Net sales increased $97,118 to $108,253 in 1999 from $11,135 in 1998, a 872% increase. It should be noted, however, that operations commenced in April, 1998. Nevertheless, the Company attributes this growth to, among other things, good word of mouth promotion by customers.

          The Company's gross profit percentage increased to about 76% in 1999 from about 57% in 1998. Again it should be noted that 1998 was the first opening months. However, the Company believes this percentage increase was brought about by increased margin realized on the sale of art deco items.

          General and administrative increased from $18,791 in 1998 to $587,930 in 1999. The 1999 figure includes consulting, web site construction, salaries and legal totaling approximately $400,000. The Company believes that it can control these costs more efficiently going forward, however there can be no assurance the Company will be able to do so.

     Commencement of Operations.
     ---------------------------

          April, 1998 to June 30, 1999 - Non-recurring Operating Expenses

          The Company's policy is to expense all non-capital expenditures incurred prior to the opening and with the opening of its store. The same policy applies to web site construction. The aggregate of the above expenditures was approximately $280,000.


     Plan of Operations.
     -------------------


          Harvey's is developing, preparing, and mailing 10,000 copies of the Harvey's Great Things' catalog; which will be an auction and mail order catalogue of featured items for auction and retail. A searchable and more comprehensive catalogue of Harvey's "Great" Things will be available on the "Harvey's Great Things" web site on the World Wide Web. This virtual catalogue will cost approximately $15,000 to complete, with completion estimated around November 1, 1999.

          Harvey's also has implemented its "Harvey's Great Things.com" web site through Phase Two for the buying, selling (including by auction), and trading of Harvey's Great Things.

          The Company anticipates a three-phase plan to develop its online operations in an efficient and quality manner. Phase one involves the initial building of the online community. This step entails the construction of a web site that the Company believes will be graphically on par with the major retailers on the World Wide Web. The content of Harvey's web site will be centered on providing information about collectibles, art deco, antiques, art, and many other "Great" things. The web site will have guest columnists and featured reporters and critics, as well as calendars and chatboards. The Company believes that the customer will view Harvey's web site as a hub for internet activity for collectibles, art deco, antiques, art, and other "Great" things. The Company anticipates driving traffic to its web site at a high level through the building of a robust and active online community.


          Phase two begins with the commencement of online retailing and auctions. For this phase the Company intends to use established online person to person auction sites to adapt the Company's customers to the concept of online auctions, as well as attract new customers for the Company's high quality "Great" things. The Company does not intend to compete directly with any of the established online auction "engines". While Harvey's Great Things' web site will service a niche market, and sell its own inventory, it will also utilize established auction "engines" to attempt to generate additional revenue from other businesses.

          Phase three begins with the internalization of Harvey's web site's e-commerce features. Through a combined auction and virtual-catalogue format, Harvey's intends to offer an extensive listing and auction of its entire inventory. This format should allow Harvey's to offer to sell virtually its entire inventory since there are no theoretical limitations on web space. Harvey's also anticipates offering to become distributors to certain select manufacturers and retailers through its auction and E-commerce formats.

          Throughout all three phases of Harvey's online presence, Harvey's web site will be used to support and advertise all of Harvey's Great Things physical store functions and events.

          In addition, the Company also proposes to engage in the business of offering for other businesses auctions of new, unique and/or used non-Harvey merchandise over the Internet. The Company intends to conduct auctions on the Internet for national as well as international markets through its proposed Internet site at www.Harvey'sGreatThings.com. The Company plans to develop a web site that will have on-going auctions for other businesses in two areas: (i) a primary market, where manufacturers and suppliers will offer their new merchandise to consumers, dealers, wholesalers and distributors in a global market at clearance prices, and (ii) a secondary market, where dealers and businesses will be able to offer their unique or used merchandise for auction in various product categories.


Year 2000 Disclosure
--------------------

          The Company has been addressing computer software modifications or replacements to enable transactions to process properly in the year 2000. Based on currently available information, all internal changes have been made. All of the Company's internal servers and those used for our web operations are Y2K compliant. Although the Company is working with suppliers and customers regarding this issue, no assurance can be given with respect to any potential adverse effects on the Company of any failure by other parties to achieve year 2000 compliance. All of our external auction providers have stated they are or will be Y2K compliant, however there can be no assurance of this.

          The Company anticipates satisfying its cash requirements for the next twelve months from the net cash proceeds of its April 7, 1999 504 Offering and from possible additional equity and/or debt financing. However, it is uncertain when and how such additional financing will be available, if at all.


          The foregoing contains "forward-looking" statements and information, all of which is modified by reference to the caption "Risk Factors," Item 1.

     Results of Operations.
     ----------------------

     See Items 13. and 15.

     Liquidity.
     ----------

          As set forth in the Company's unaudited financial statements for March 31, 1999 (Item 13.), the Company's cash position was $88,744 as of March 31, 1999, and its total current assets were $149,679, compared to current liabilities of $4,142. The Company's net revenues for the first three months of 1999 were $36,492, with a net loss of $71,289. Since the Company just commenced operations in April, 1998, no comparable figures are available for 1998.


          Presently the Company has no material commitments for capital expenditures.


     Item 3.  Description of Property.
     ---------------------------------

          Harvey's is currently negotiating to purchase the building it currently leases at 801 Northwest 63rd Street in Oklahoma City, Oklahoma. Currently, the Company has a five year lease for the building with a yearly rent of $36,000 for the first year, $42,000 for the second year, $48,000 for the third year, $54,000 for the fourth year, and $60,000 for the fifth year. In addition, under the existing lease, the Company is also liable for all utilities and services furnished to the premises and all real estate taxes levied on the premises.

     Item 4.  Security Ownership of Certain Beneficial Owners and Management.
     ------------------------------------------------------------------------

     Security Ownership of Certain Beneficial Owners.
     ------------------------------------------------

          The following table sets forth the share holdings of those persons who own more than five percent of the Company's common stock as of the date hereof:


                                           Number of Shares          Percentage
     Name and Address                     Beneficially Owned          of Class
     ----------------                     ------------------        ------------
     Harvey S. Bryant*                        4,000,000                 38.5%
     Robert E. Rickard*                       3,200,000                 30.9%
                                              ---------                 -----
                                              7,200,000                 69.4%

          *The business addresses of the above parties is 801 Northwest 63rd Street, Oklahoma City, OK 73116.

     Security Ownership of Management.
     ---------------------------------

          The following table sets forth the share holdings of the Company's directors and executive officers as of the date hereof:

                                           Number of Shares           Percentage
     Name and Address                     Beneficially Owned           of Class
     ----------------------               ------------------          ----------
     Harvey S. Bryant *                       4,000,000                 38.5%
     Robert E. Rickard*                       3,200,000                 30.9%
     Claudia Bartel Bryant*                     400,000                  3.8%
     Julie Marie Bryant*                        400,000                  3.8%
                                              ---------                 -----
                                              8,000,000                 77.0%

          *The business addresses of the above parties is 801 Northwest 63rd Street, Oklahoma City, OK 73116.

     Changes in Control.
     -------------------

          There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

     Item 5.  Directors, Executive Officers, Promoters and Control Persons.
     ----------------------------------------------------------------------

     Identification of Directors and Executive Officers.
     ---------------------------------------------------

          The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders (held in December of each year) or until their successors are elected or appointed and qualified, or their prior resignations or terminations.

                                                              Date of           Date of
                                  Positions                 Election or       Termination
     Name                           Held                    Designation     or Resignation
     ----                           ----                    -----------     --------------
     Harvey S. Bryant        President & Chairman,            12/3/97              *
                             Director
     Mark Fisher             Chief Operating Officer,         4/24/99              *
                             Executive Vice-President,
                             and Director
     Robert E. Rickard       Vice President and               12/3/97              *
                             General Manager, Director
     Claudia Bartel Bryant   Secretary - Treasurer,           12/3/97              *
                             Director
     Julie Marie Bryant      Vice President, Director          6/1/98              *

     *These persons presently serve in the capacities indicated.

     Business Experience.
     --------------------

          Person             Age                           Office
          ------             ---                           ------
     Harvey S. Bryant        49                 President and Chairman, Director
     ----------------

          Mr. Bryant attended Oklahoma State University in Stillwater, Oklahoma. He has approximately twenty-five years experience operating businesses and as a business consultant. His specializations include the merger and acquisition area.

          From January, 1977 through January, 1990 Mr. Bryant was associated with the investment banking firm Anderson, Bryant and Co. as a registered stockbroker and principal. Anderson, Bryant and Co. was founded in 1963, and was a national investment banking firm based in Oklahoma City. Mr. Bryant handled mergers and acquisitions, other investment banking opportunities, and supervised the operations of Anderson, Bryant and Co.'s two Florida offices. Mr. Bryant, along with his brother, was one of the founding fathers of the 'RIBS" (Regional Investment Bankers Syndication).


            Person             Age                    Office
            ------             ---                    ------
          Mark Fisher          49       Chief Operating Officer, Executive Vice-
          -----------                   President, and Director


          Mr. Fisher attended Northridge State University, Northridge, California. He has over twenty-five years experience operating small to national size businesses. He has extensive experience in the Internet and technology arenas. He was previously the Chief Financial Officer of www.creditcards.com, a well known Internet credit card processing company. Mark also was part of Earl Scheib's turnaround management team.

          From June, 1984 through February, 1995 Mr. Fisher led Jaslie Dental services from a small family owned dental network to California's premier independent prepaid dental network. Mr. Fisher handled all financial and administrative matters. Mr. Fisher joined Earl Scheib Inc. as its Executive Director of Information and Technology Systems. He designed and implemented a nationwide year 2000 compliance program. After finishing his work with Earl Scheib, he joined www.creditcards.com and led them through a revamping of their financial and accounting systems.

            Person             Age                    Office
            ------             ---                    ------
       Robert E. Rickard        50           Vice President and General Manager,
       -----------------                     Director

          Mr. Rickard attended the University of Oklahoma, in Norman, Oklahoma. He has more than twenty-eight years experience as an owner-operator of businesses located in Oklahoma and California.

          From June, 1970 through December, 1979 Mr. Rickard was the principal owner and operator of Bob Rickard Homes, Inc., building and selling over 200 homes and light commercial properties.

          From February, 1980 until October of 1997 Mr. Rickard was the principal owner and operator of Investment Vettes, Inc. and Bob Rickard Auto Sales, Inc., both of which were multipoint wholesale and retail automobile dealerships.

            Person             Age                    Office
            ------             ---                    ------
      Claudia Bartel Bryant     52               Secretary - Treasurer, Director
      ---------------------

          Mrs. Bryant's responsibilities include buying, appraising and inventory control.

          From 1980 through 1989 Mrs. Bryant, the wife of Harvey S. Bryant, served as an administrative assistant in the oil industry. Since 1990 Mrs. Bryant has served as Vice President and Secretary of Bryant Investment Company.

            Person             Age                    Office
            ------             ---                    ------
      Julie Marie Bryant       22               Vice President, Director

          Ms. Bryant is a recent graduate from the University of Southern California. She completed her undergraduate studies and acquired a degree from the Marshall School of Business, with an emphasis in the Entrepreneur Program.

          Ms. Bryant has been a significant factor in the steady increase of Harvey's sales. Her current projects include helping to expand Harvey's Great Things, Inc. onto the World Wide Web, conducting live auctions, and being responsible for the development and preparation of the new mail order and auction catalog.


Family Relationships.
---------------------

          Claudia Bryant, the Secretary-Treasurer, is the wife of Harvey Bryant, the President and Chairman. Julie Bryant, Vice-President, is the daughter of Harvey Bryant.

Involvement in Certain Legal Proceedings.
-----------------------------------------

          During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the
Company:

          (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

          (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

          (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

          (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
--------------------------------

          The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                           SUMMARY COMPENSATION TABLE

                             Long Term Compensation

                        Annual Compensation Award Payouts

   (a)              (b)       (c)     (d)     (e)       (f)      (g)      (h)     (i)

                                                                Secur-
                                                                ities              All
Name and           Year or                   Other      Rest-   Under-    LTIP     Other
Principal          Period    Salary  Bonus   Annual    ricted   lying     Pay-     Compen-
Position           Ended      ($)     ($)    Compen-    Stock   Options   outs     sation
                                             sation
-------------------------------------------------------------------------------------------
Julie Bryant,
Vice President     1998        0       0        0         0       0        0       $11,950
Robert Richard,
Vice President     1998        0       0        0         0       0        0       $26,500

          In Feb., 1999 the Company will commence paying annual salaries to its officers in amounts to be determined.

          Except as stated above, no cash compensation, deferred compensation or long-term incentive plan awards were paid, issued or granted to the Company's management during the years ended December 31, 1998 or December 31, 1997, nor during the six months ended June 30, 1999. Further, no member of the Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

          However, see Note 5 to the Company's December 31, 1998 Audited Financial Statements in Item 13 covering the Company's $95,000 of 1998 loans to Harvey Bryant, the Company's Chairman and President. See also the June 30, 1999 unaudited financial statements and notes regarding loans to shareholders.

Compensation of Directors.
--------------------------

          There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as a director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
-------------

          There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

          The only transactions between members of management, nominees to become a director or executive officer, 5% stockholders, or promoters or persons who may be deemed to be parents of the Company are:


          During 1998 the Company loaned Harvey Bryant, the Company's Chairman and President, $95,000. The details are set forth in Note 5. to the Company's December 31, 1998 Audited Financial Statements in Item 13. In 1999, additional loans to shareholders were made. See also the June 30, 1999 unaudited financial statements and notes for details. These loans are 7 1/2% unsecured loans with principal and interest due on December 31, 1999.

          During 1998 the Company paid Robert Rickart $26,500 for independent contractor services and Julie Bryant $11,950 for independent contractor services. These services involved business consulting to the Company. Both of these individuals are now classified as Company employees.


          See Item 10. for the details of the Company's sales of its restricted common stock to its officers and directors.

Item 8. Legal Proceedings.
--------------------------

          The Company is not a party to any pending legal proceeding. To the Company's knowledge, no federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or persons who may be deemed to be an "affiliate" of the Company or owner of record, or beneficially, of more than five percent of the Company's common stock is a party adverse to the Company, or has a material interest adverse to the Company in any proceeding.

Item 9. Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters.
--------------------

Market Information.
-------------------


          There has never been any "established trading market" for shares of the common stock of the Company. The Company anticipates that at least one market maker will file a Form 15(c)2-11 with the National Association of Securities Dealers ("NASD"), and thereby anticipates obtaining the right from the NASD to have the Company's stock quoted on the NASD Bulletin Board. However, there can be no assurance that such application will be granted by the NASD. No assurance can be given that any current market for the Company's common stock will develop or be maintained. For any market that develops for the Company's common stock, the sale of "restricted securities" (common stock) pursuant to Rule 144 of the Securities and Exchange Commission by members of management, or any other person to whom any such securities may be issued in the future may have a substantial adverse impact on any such public market. A minimum holding period of one year is required for resales under Rule 144, along with other pertinent provisions, including publicly available information concerning the Company (this requirement will be satisfied by the filing and effectiveness of this Registration Statement, the passage of 90 days and the continued timely filing by the Company of all reports required to be filed by it with the Securities and Exchange Commission; limitations on the volume of "restricted securities" which can be sold in any 90 day period; the requirement of unsolicited broker's transactions; and the filing of a Notice of Sale of Form
144. 8,400,000 shares of common stock outstanding at August 31, 1999 could be sold pursuant to Rule 144 under the Securities Act.


Holders.
--------

          The number of record holders of the Company's securities as of the date of this Registration Statement is approximately 189.

Dividends.
----------

          The Company has not declared any cash dividends with respect to its common stock, and does not intend to declare dividends in the foreseeable future. The Company currently intends to retain any earnings to finance future growth.


Item 10. Recent Sales of Unregistered Securities.
-------------------------------------------------

         On September 30, 1998, the Company sold for cash, restricted common stock to its officers and directors as follows: Harvey S. Bryant, 4,000,000 shares for $61,383, Robert E. Rickard, 3,200,000 shares for $48,960, Claudia Bartel Bryant, 400,000 shares for $6,120 and Julie Marie Bryant, 400,000 shares for $6,120 .

         Also on September 30, 1998, the Company issued, for services rendered, at par value of $0.001 per share, 200,000 restricted common shares to David L. Kahn, an Attorney for the Company, and 200,000 restricted common shares to Gary Bryant, Harvey S. Bryant's brother, a consultant to the Company. The estimated fair market value of services provided by Messers. Kahn and Bryant were $200 each.

         The foregoing described issuances without an underwriter, total 8,400,000 shares of restricted common stock. Each of these persons had access to all material information regarding the Company prior to the offer or sale, without an underwriter, of the Company's common stock. These offers and sales of common stock are believed to have been exempt from the registration requirements of section 5 of the Securities Act of 1933, as amended, pursuant to section 4(2) thereof; and by available state exemptions, from similar applicable states' securities laws exempting from registration the offer and sale of such common stock.

         The following described issuances, without an underwriter, total 2,000,000 shares of unrestricted common stock issued at 50 cents each for a total of $1 million. These issuances took place from November 30, 1998 through April 6, 1999. The offers and sales of these securities are believed to have been exempt from registration pursuant to Rule 504, and from similar applicable states: securities laws, rules and regulations exempting the offer and sale of these securities by available state exemptions from required registration.

         On November 30, 1998 a total of 115,750 shares were issued for services as follows: 100,000 shares to David Kahn for legal services, with an estimated fair value of $50,000; and 15,750 shares to Damon Edwards for computer related services, i.e. developing the Company's website, the fair value being $7,875.

         On November 30, 1998 a total of 32,000 unrestricted common shares were issued for inventory as follows: 3,000 shares to William Emert (a party unrelated to the Company) and 29,000 shares to Teddy Mitchell (a party unrelated to the Company). The total estimated fairmarket value of this combined inventory was $16,000.

         On November 30, 1998 a total of 298, 750 unrestricted common shares were issued for cash, all at 50 cents per share, for a total of $149,375, as follows: Lawrence Alley, 600 shares; BDD Trust, 10,000 shares; Randy Colton, 60,000 shares; Joe H. Cunningham Revocable Trust, 4,000 shares; Danny Daniels, 5,000 shares; Mike Epperson, 20,000 shares; Every Dog Has Its Day, Inc., 21, 000 shares; William Fair 2,000 shares; Loretta Flow, 1,000 shares; Cathey Ford 10,000 shares; Joe P. Gallagher 10,000 shares; Chris Gorman, 10,000 shares; Steve Gorman, 10,000 shares; Jack Krepps 400 shares; Jerry D. Little, 40,000 shares; Nancy L. Miller 2,000 shares; Juan Montelongo, 500 shares; R. Pierce, 20,000 shares; Rhonda Seward, 23,750 shares; Aaron Shira, 20,000 shares; Beverly Smith, 5,000 shares; Sterling Speaks 500 shares; Larry Speck, 20,000 shares and Mark Strodtman 3,000 shares.

         On January 22, 1999 a total of 184,250 unrestricted common shares were issued for services as follows: 100,000 shares to Gary Bryant, brother of Harvey
S. Bryant, for consulting services, with an estimated fair value of $50,000; and 84,250 shares to Damon Edwards for computer related services, i.e. developing the Company's website, the fair value being $42,125. Messers. Bryant and Edwards provided these services in January, 1999, no accrued expenses were due to these parties at December 31, 1998.

         On January 22, 1999 a total of 286,800 unrestricted common shares were issued for cash, all at 50 cents per share, for a total of $143,400, as follows:
Gerald Coles, 20,000 shares; Every Dog Has Its Day, Inc., 25,000 shares; Brenda Gardner, 500 shares; Mark Greenway, 10,000 shares; Dixie Harris, 5,000 shares; Albert William Hartman, 1,500 shares; Ronald D. Hays, 17,800 shares; Don Hickey, 1,000 shares; George W. Huffman, 20,000 shares; Doreen Hunt, 1,000 shares; Marvin W. Jackson, 4,000 shares; K.D. Lackey, Jr., 2,000 shares; Tomilou Gentry Liddell, 3,000 shares; Bill Maguire, 1,000 shares; George Maker, 2,000 shares; Terry M. McGhee, 4,000 shares; John M. Meek, 8,000 shares; Glenn Miller, 6,000 shares; Lisa Mitchell, 5,000; Shares; Joe Max Moore, 10,000 shares; Kerri Newcomb, 2,000 shares; Warren Pickering, 8,000 shares; Philip Alex Roberts, 2,000 shares; James E. Ross, 8,000 shares; Sam Saber; 6,000 shares; Michael J. Sanford, 10,000 shares; Elvira J. Sexten, 25,000 shares; William C. Sexton, 10,000 shares; Andy Sheen 8,000 shares; Robert J. Sine, Jr., 15,000 shares; Michael Smith, 5,000 shares; Bryant Watts, 15,000 shares; Charles Watts, 10,000 shares; Cecil W. Werner, 2,000 shares; Danny Williams, 10,000 shares; and Duane
R. Yost - Living Trust, 4,000 shares.

         On February 22, 1999 a total of 101,900 unrestricted common shares were issued for cash, all at 50 cents per share, for a total of $50,950, as follows:
Bennet R. Anderson, 2,000 shares; Anthony Angelotti, 2,000 shares; Faye Angelotti, 600 shares; Joseph G. Beard, 1,500 shares; Bradley H. Friedel, 40,000 shares; J. Dan Maples, 2,000 shares; Stephen L. Rogers, 3,000 shares; William Sexton, 30,000 shares; Robert J. Sine, 20,000 shares; and Dave Welch, 800 shares.

         On March 5, 1999 a total of 208,100 unrestricted common shares were issued for cash, all at 50 cents per share, for a total of $104,050, as follows:
Greg Brown, 2,000 shares; Terry F. Brown, 1,000 shares; Thomas E. Brown, 10,000 shares; Tom Brown, 2,000 shares; Delbert N. Converse, 1,000 shares; Every Dog Has Its Day, Inc., 4,000 shares; R. W. Finley Rev. Trustee, 1,000 shares Van L. Gardner, 10,000 shares; Rick Hargett, 1,000 shares; J.W. Hays or Ester Hays, Joint Tenants with Right of Survivorship, 4,000 shares; George Heidelberger, 400 shares; Jerry L. Hurt, 200 shares; Mark Hyde, 4,000 shares; Elmer Kemp, 1,000 shares; Vickie Koumaris, 20,000 shares; K.D. Lackey, Jr. 14,000 shares; Eddie Lewis, 8,000 shares; Jerry D. Little, 40,000 shares; Wendy Lucas, 200 shares; Jack Luman, 2,000 shares; Robert H. Mitchell, 5,000 shares; Teddy Mitchell, 26,000 shares; Robert B. Noller, Jr., 5,000 shares; Lanny Rider, 1,000 shares; Kaye Rogers, 2,000 shares; Tony C. Scarberry, 4,000 shares; Rhonda Seward, 4,300 shares; Graydon P. Sheen, 4,000 shares; Aaron Shrina, 10,000 shares; James B. Smith, 10,000 shares; Jim G. or Nancy C. Starros, 1,000 shares; Don Sumner, 1,000 shares; Randy and Mary Thompson, 4,000 shares; Shawn Thompson, 2,000 shares; John F. Vaughn, 2,000 shanes; Shannon Williams, 1,000 shares.

         On March 19, 1999 a total of 315,650 unrestricted common shares were issued for cash, all at 50 cents per share, for a total of $157,825, as follows:
Larry W. Alley, 1,000 shares; Jill Anderson, 1,000 shares; Grant Barnes 3,000 shares; Elton W. Blakes, 400 shares; Jimmy L. Brower, 1,000 shares; Diane D. Culbertson, 1,000 shares; Timothy Michael Curran, 10,000 shares; Dong Davis, 3,000 shares; Paul W. Davis, 2,000 shares; Steven D. Davis, 1,000 shares; James
K. Duren, 10,000 shares; Chris Fagan, 4,000 shares; Ron Hays, 6,625 shares; G. Rudy Hierschg, Jr., 3,000 shares; David Hill, 1,000 shares; Kenneth W. Kinsey, 35,000 shares; Alex Koumaris, 5,000 shares; Michael Koumaris, 20,000 shares; Nicholas James Koumaris, 5,000 shares; K.D. Lackey, Jr., 10,000 shares; Harold and Kathry Lasiter, 500 shares; Jack Lasiter, 500 shares; Jerry D. Little, 40,000 shares; Jerry Maxwell, 5,000 shares; Kirk and Heather McCornack; T.D. Mitchell, 82,000 shares; Aneta S. Newton, 1,000 shares; Mark O'Donnell, 8,000 shares; Fred Schmidt, 6,000 shares; Rhonda Seward, 4,625 shares; Damian Smith, 1,000 shares; Daniel Kelly Smith, 7,000 shares; Kevin Smith, 10,000 shares; Lethel Smith, 12,000 shares; Phillip Smith, 10,000 shares; and James Daniel White, 5,000 shares.

         On April 6, 1999 a total of 456,800 unrestricted common shares were issued for cash, all at 50 cents per share, for a total of $228,400, as follows:
W. Larnce and Thelma E. Alley, With Right of Survivorship, 1,400 shares; Thomas
E. Brown, 6,000 shares; Tom Brown, 2,000 shares; Margaret R. Bryant, 4,000 shares; Gary E. Bryant, 50,000 shares; Linda W. Cassidy, 500 shares; Joe D. Childers, 2,000 shares; Pamela K. and Thomas E. Crownover, 4,000 shares; Mark S. or Patricia Fisher, 10,000 shares; Mark S. or Patricia Fisher, 90,000 shares; Jessie Gilmare, 2,000 shares; Richard Gookman, 1,000 shares; Alvie E. Groves, 1,000 shares; Bill Hinton, 500 shares; W. Mark Hyde, 1,000 shares; Elmer Kemp, 500 shares; Holln Lloyd, 4,000 shares; Jack Luman, 2,000 shares; J. Dan Maples, 10,000 shares; J. Ryan Medley, 5,000 shares; Teddy Mitchell, 70,000 shares; Arnold Magseth, 5,000 shares; Benny Mollman, 3,000 shares; Candice Mollman, 1,000 shares; Mark Mollman, 10,000 shares; Gene Oldenburg, 2,000 shares; Scott Patterson, 2,000 shares; Don Piccolo, 500 shares; Ron Pierce 30,000 shares; Bill Platter, 1,000 shares; Q. Partners Limited "A", an Oklahoma Limited Partnership, 2,000 shares; Beverly J. Reed, 5,000 shares; Lanny Rider, 2,000 shares; Lyle Rhodes, 2,000 shares; Lyle Rhodes, 2,000 shares; Andrea G. Rose, 2,000 shares; Richard A. Russo, 500 shares; Bob Sine, 80,000 shares; Kevin Patrick Sine, 3,000 shares; Robert J. Sine, 25,000 shares; Charlie V. Southard, 1,000 shares; Gary Southerland, 200 shares; Joe D. Spain, 3,000 shares; Jim G. or Nancy C. Stavros, Joint Tenants with Right of Survivorship, 1,000 shares; Jenetta Sumner, 1,000 shares; Matthew H. Telowicz, 500 shares; Richard J. Telowicz, 500 shares; Danny Thompson, 200 shares; Jack E. Vandaveer, 1,000 shares; Rick or Louise Vandaveer, Joint Tenants with Right of Survivorship, 1,000 shares; Richard Washington, 500 shares; Phillip Wilson, 1,000 shares; and Brian Yost, 1,000 shares.

Item 11.  Description of Securities.
------------------------------------

     Common Stock
     ------------

          The Company has one class of securities authorized, consisting of 50,000,000 shares of $0.001 par value common voting stock. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

          Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. All shares of the common stock now outstanding are fully paid and non-assessable.

                    No Outstanding Options, Warrants or Calls
                    -----------------------------------------

          Currently, there are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

                    No Provisions Limiting Change of Control
                    ----------------------------------------

          There is no provision in the Company's Articles of Incorporation or Bylaws that would delay, defer, or prevent a change in control of the Company.

Item 12.  Indemnification of Directors and Officers.
----------------------------------------------------

          Pursuant to the General Corporation Act of the State of Oklahoma, under most circumstances the Company's officers and directors may not be held liable to the Company or its shareholders for errors in judgment or other acts or omissions in the conduct of the Company's business unless such errors in judgment, acts or omissions constitute fraud, gross negligence or malfeasance.

          Article V of the Corporation's Bylaws states:

          "The Corporation shall indemnify its directors, officers, and employees as follows:

          (a) Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, or employee is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

          (b) The Corporation shall provide to any person who is or was a director, officer, employee. or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer. employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of suit, litigation or other proceedings which is specifically permissible under applicable law.

          (c) The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provision of this Article V."


Item 13.  Financial Statements and Supplementary Data.

                          Harvey's Great Things, Inc.

                              Financial Statements

                               December 31, 1999

                               JAAK (JACK) OLESK
                          Certified Public Accountnat
                        270 North Canon Drive, Suite 203
                        Beverly Hills, California 90210
                                 (310) 288-0693

                          INDEPENDENT AUDITOR'S REPORT


To the Shareholders and Board of Directors
Harvey's Great Things, Inc.

         I have audited the accompanying balance sheet of Harvey's Great Things, Inc. as of December 31, 1998 and the related statements of operations, shareholders' equity and cash flows for the year ended December 31, 1998 and for the period from inception December 3, 1997 to December 31, 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harvey's Great Things, Inc. as of December 31, 1998 and the results of its operations and its cash flows for the year ended December 31, 1998 and for the period from inception December 3, 1997 to December 31, 1997, in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Jaak Olesk CPA

Beverly Hills, California

January 19, 1999

                           HARVEY'S GREAT THINGS, INC.
                                  BALANCE SHEET
                                DECEMBER 31, 1998


                                     ASSETS


Current Assets
 Cash                                                               $    48,811
 Inventories                                                             29,143
                                                                    ------------
Total Current Assets                                                     77,954

Property and Equipment
 Leasehold Improvements                                                   4,761
 Furniture and Equipment                                                  2,500
 Less accumulated depreciation                                             (363)
                                                                    ------------
Total Property and Equipment                                              6,898


Other Assets
 Loans to shareholder (Note 5)                                           95,000
                                                                    ------------
Total Other Assets                                                       95,000
                                                                    ------------
                                                                    $   179,852
                                                                    ============

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
 Taxes Payable                                                      $       229
 Accrued Expenses                                                         5,000
                                                                    ------------
Total Current Liabilities                                                 5,229

Commitments and Contingencies                                            Note 6

Shareholders' Equity
 Common stock, $0.001 par
 value; 50,000,000 shares
 authorized; 8,846,500 issued and
 outstanding                                                              8,847
 Additional paid-in capital                                             337,386
 (Deficit)                                                             (171,610)
                                                                    ------------
Total Shareholders' Equity                                              174,623
                                                                    ------------
                                                                    $   179,852
                                                                    ============


                 See accompanying notes to financial statements.

                           HARVEY'S GREAT THINGS, INC.
                            STATEMENTS OF OPERATIONS


                                                                  From Inception
                                                                    December 3,
                                                  Year Ended          1997 to
                                                 December 31,      December 31,
                                                     1998               1997
                                                 -------------     -------------



Net Sales                                        $     42,881      $         --

Cost of Sales                                          17,940                --
                                                 -------------     -------------
Gross Profit                                           24,941                --

Expenses:

General and
 Administrative                                       196,551                --
                                                 -------------     -------------

(Loss) before
  income taxes                                       (171,610)               --

Income taxes                                               --                --
                                                 -------------     -------------

NET (LOSS)                                       $   (171,610)     $         --
                                                 =============     =============
Net (Loss)
 per share of Common
 stock                                           $      (.020)     $         --
                                                 =============     =============
Weighted average
 common shares
 outstanding                                        8,311,796                --
                                                 =============     =============





                 See accompanying notes to financial statements.

                           HARVEY'S GREAT THINGS, INC.
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY


                        Common Stock       Additional
                   ---------------------    Paid-In
                     Shares      Amount     Capital      (Deficit)       Total
                   ---------- ----------   ----------    ----------   ----------

Inception,
December 3, 1997           -  $       -    $       -     $       -    $       -
                   ---------- ----------   ----------    ----------   ----------

Balance,
December 31, 1997          -          -            -             -            -
                   ---------- ----------   ----------    ----------   ----------

Common Shares
issued for cash
January 1, 1998-
September 30,
1998               8,000,000      8,000      114,583             -      122,583

Common Shares
issued for
services,
September 30,
1998                 400,000        400            -             -          400

Common shares
issued for
cash October 1,
1998-December
31, 1998             298,750        299      149,076             -      149,375

Common Shares
issued for
inventory
October 1, 1998-
December 31, 1998     32,000         32       15,968             -       16,000


Common Shares
issued for
services October
1, 1998-
December 31, 1998    115,750        116       57,759             -       57,875

Net (loss) for
the year ended
Dec. 31, 1998              -          -            -      (171,610)    (171,610)
                   ---------- ----------   ----------    ----------   ----------

Balance,
Dec. 31, 1998      8,846,500  $   8,847    $ 337,386     $(171,610)   $ 174,623
                   ========== ==========   ==========    ==========   ==========



                 See accompanying notes to financial statements.

                           HARVEY'S GREAT THINGS, INC.
                            STATEMENTS OF CASH FLOWS

                                                                  From Inception
                                                       Year         December 3,
                                                       Ended          1997 to
                                                    December 31    December 31,
                                                       1998            1997
                                                  --------------  --------------

Operating activities:
 Net (loss)                                       $    (171,610)  $          --
Adjustments to
  reconcile net
 (loss) to net cash (used by)
  operating activities:
Depreciation                                                363              --
Shares issued for
  services and inventory                                 90,430
Changes in operating assets
  and liabilities:
Inventories                                             (29,143)             --
Taxes payable                                               229              --
Accrued Expenses                                          5,000              --
                                                  --------------  --------------
Net Cash (used by)
  operating activities:                                (104,731)             --
Investing activities:                                        --              --
Acquisition of
  property and equipment                                 (7,261)             --
Loans to shareholder                                    (95,000)             --
                                                  --------------  --------------
Net cash used by
  investing activities                                 (102,261)             --
Financing activities:
Issuance of common shares                               255,803              --
                                                  --------------  --------------
Net increase in cash                                     48,811              --
Cash at  beginning of period                                 --              --
                                                  --------------  --------------
Cash at  end of period                            $      48,811   $          --
                                                  ==============  ==============
Supplemental disclosures:

Cash paid during the period for:

Interest                                          $          --   $          --
                                                  ==============  ==============
Income taxes                                      $          --   $          --
                                                  ==============  ==============
Non-cash financing transactions:
 Common shares issued
   for services                                   $      58,275   $          --
                                                  ==============  ==============
  Common shares issued
   for inventory                                  $      32,155   $          --
                                                  ==============  ==============


                 See accompanying notes to financial statements.

                           HARVEY'S GREAT THINGS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 1 - Summary of Significant Accounting Policies

NATURE OF OPERATIONS

         Harvey's Great Things, Inc., (the "Company"), an Oklahoma corporation, was incorporated on December 3, 1997. For the period December 3, 1997 to December 31, 1997 there were no significant transactions. Operations commenced April 1, 1998. The Company is in the retail business, specializing in antiques and art deco items.

PROPERTY AND EQUIPMENT AND DEPRECIATION

         Property and equipment is recorded at cost and is depreciated over the estimated lives of approximately five years using the straight-line method.


CASH EQUIVALENTS

         Cash equivalents consist of funds invested in money market accounts and in investments with a maturity of three months or less when purchased.


INVENTORIES

         Inventories are stated at the lower of cost or market. Cost is determined by the specific identification method. Inventories are comprised primarily of antiques and art deco pieces.

SHARES FOR SERVICES

         Valuation of shares issued for services is based on the fair market value of services.

(LOSS) PER SHARE

         The computation of (loss) per share of common stock is based on the weighted average number of shares outstanding during the period presented.

USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INCOME TAXES

         The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (See Note 3).


REVENUE RECOGNITION

         Sales are recorded net of an estimate for returns and allowances.


RECLASSIFICATIONS

         Certain items in prior year financial statements have been reclassified to conform to the 1998 presentation.

                           HARVEY'S GREAT THINGS, INC.
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                                DECEMBER 31, 1998

NOTE 2 - Basis of presentation and considerations related to continued existence (going concern)

         The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a net loss for the year ended December 31, 1998 of $171,610. This factor, among others, raises substantial doubt about the Company's ability to continue as a going concern.

         The Company's management intends to raise additional operating funds through equity and/or debt offerings. However, there can be no assurance management will be successful in its endeavors.

NOTE 3 - Income taxes

         The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the liability method of accounting for deferred income taxes.


         At December 31, 1998, the Company did not have any significant tax net operating loss carryforwards (tax benefits resulting from losses for tax purposes have been fully reserved due to the uncertainty of a going concern). Furthermore, the Company obtained an extension and has not yet filed its 1998 income tax return. At December 31, 1998, the Company did not have any significant deferred tax liabilities or deferred tax assets.


NOTE 4 - Property and Equipment

         Leasehold improvements consist of improvements to the Company's location in Oklahoma City.

         Furniture and equipment consists of office furniture and office equipment acquired by the Company.

                           HARVEY'S GREAT THINGS, INC.
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                                DECEMBER 31, 1998


NOTE 5 - Loans to shareholder

         During the period October 1, 1998 through December 31, 1998 the Company made a series of loans to its largest shareholder/President and Chairman ("Chairman") and to a privately held corporation controlled by the Chairman. At December 31, 1998 the loans were consolidated into two notes with balances as follows:

Loan directly to Chairman                     $70,000
Loan to entity controlled by Chairman          25,000
                                              -------
                                              $95,000
                                              =======

         Both loans are 7 1/2% unsecured notes with maturity dates of December 31, 1999 at which time principal and interest are due. However, at December 31, 1999 the Company will decide whether to renew these loans including interest. No interest was paid or accrued in 1998.

         The funds for the above loans came from capital raised from shareholders pursuant to a 504 (D) offering exempt from registration. The 504
(D) offering memorandum did not disclose that the Company was making these loans.


     NOTE 6 - Commitments and contingencies

         Currently, the Company has a five year lease for its building with a yearly rent of $36,000 for the first year, $42,000 for the second year, $48,000 for the third year, $54,000 for the fourth year, and $60,000 for the fifth year. Rental expense for the year ended December 31, 1998 was $27,000.

                         ACCOUNTANT'S COMPILATION REPORT


To the Shareholders and Board of Directors
Harvey's Great Things, Inc.


         I have compiled the accompanying balance sheet of Harvey's Great Things, Inc. as of June 30, 1999, and the related statements of operations, changes in shareholders' equity, and cash flows for the six months ended June 30, 1999, and the six months ended June 30, 1998, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

         A compilation is limited to presenting in the form of financial statements information that is the representation of management. I have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered significant recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Jaak Olesk CPA


Beverly Hills, California

September 3, 1999

                           HARVEY'S GREAT THINGS, INC.
                                  BALANCE SHEET
                                  JUNE 30, 1999





                                     ASSETS

Current Assets
 Cash                                             $     24,999
 Inventories                                           208,357
 Credit card receivables                                16,642
                                                  -------------
Total Current Assets                              $    249,998

Property and Equipment
 Leasehold Improvements                                  8,198
 Furniture and Equipment                                27,973
 Less accumulated
     depreciation/amortization                          (3,473)
                                                  -------------
Total Property and Equipment                            32,698


Other Assets
 Loans to shareholders (Note 5)                        176,623
                                                  -------------
Total Other Assets                                     176,623
                                                  -------------
                                                  $    459,319
                                                  =============

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
 Taxes Payable                                    $      9,915
 Accrued Expenses                                        3,500
                                                  -------------
Total Current Liabilities                               13,415

Commitments and Contingencies                           Note 6

Shareholders' Equity
 Common stock, $0.001 par
 value; 50,000,000 shares
 authorized; 10,245,200 issued and
 outstanding                                            10,400
 Additional paid-in capital                          1,112,583
 (Deficit)                                            (677,079)
                                                  -------------
Total Shareholders' Equity                             445,904
                                                  -------------
                                                  $    459,319
                                                  =============

                      See accountant's compilation report.
                See accompanying notes to financial statements.

                           HARVEY'S GREAT THINGS, INC.
                            STATEMENTS OF OPERATIONS


                                     Six Months     Six Months
                                   -------------  -------------
                                       Ended          Ended
                                   -------------  -------------
                                   June 30, 1999  June 30, 1998
                                   -------------  -------------


Net Sales                          $    108,253   $     11,135
Cost of Sales                            25,792          4,808
                                   -------------  -------------
Gross Profit                             82,461          6,325

Expenses:

General and
 Administrative                         587,930         18,791
                                   -------------  -------------

(Loss) before
  income taxes                         (505,469)       (12,466)

Income taxes                                  -              -
                                   -------------  -------------
NET (LOSS)                         $   (505,469)  $    (12,466)
                                   =============  =============
Net (Loss)
 per share of Common
 stock                             $       (.04)  $       (.01)
                                   =============  =============
Weighted average
 common shares
 outstanding                          9,778,967      2,000,000
                                   =============  =============








                      See accountant's compilation report.
                See accompanying notes to financial statements.

                           HARVEY'S GREAT THINGS, INC.
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                   Additional     Retained
                                                                 -------------  -------------
                                           Common Stock             Paid-In       Earnings
                                   ----------------------------  -------------  -------------
                                      Shares          Amount        Capital       (Deficit)        Total
                                   -------------  -------------  -------------  -------------  -------------
Balance,
Dec. 31, 1998                         8,846,500   $      8,847   $    337,386   $   (171,610)  $    174,623

Common shares
issued for
services on
January 22, 1999                        184,250            184         91,941              -         92,125

Common shares
issued for cash
January 1, 1999-
April 6, 1999                         1,369,250          1,369        683,256              -        684,625

Net (loss) for
six months
ended
June 30, 1999                                 -              -              -       (505,469)      (505,469)
                                   -------------  -------------  -------------  -------------  -------------

Balance,
June 30, 1999                           400,000         10,400      1,112,583       (677,079)       445,904
                                   =============  =============  =============  =============  =============










                      See accountant's compilation report.
                See accompanying notes to financial statements.

                           HARVEY'S GREAT THINGS, INC.
                            STATEMENTS OF CASH FLOWS


                                    Six Months      Six Months
                                   -------------  -------------
                                       Ended          Ended
                                   -------------  -------------
                                   June 30, 1999  June 30, 1998
                                   -------------  -------------

Operating activities:
  Net (loss)                       $   (505,469)  $    (12,466)
Adjustments to reconcile net
 (loss) to net cash provided
  by operating activities:
Depreciation and amortization             3,110              -
Shares issued for services               92,125              -
Changes in assets
  and liabilities:
Inventories                            (179,214)         3,115
Taxes payable                             9,686              -
Accrued expenses/
 accounts payable                        (1,500)        14,229
Credit card receivables                 (16,642)             -
                                   -------------  -------------
Net Cash provided by (used by)
  operating activities:                (597,904)         4,878
Investing activities:
Loans made to shareholders             (151,623)             -
Loans repaid in cash
  by shareholder                         70,000              -
Acquisition of
  property and equipment                (28,910)        (2,000)
                                   -------------  -------------
Net Cash provided by (used by)
   investing activities:               (110,533)        (2,000)
Financing activities:
Issuance of shares                      684,625             -
Net increase (decrease)
  in cash                               (23,812)         2,878
Cash at beginning of period              48,811              -
                                   -------------  -------------
Cash at end of period              $     24,999   $      2,878
                                   =============  =============
Supplemental disclosures:

Cash paid during the period for:
Interest                           $          -   $          -
                                   =============  =============
Income taxes                       $          -   $          -
                                   =============  =============
Non-cash financing
 transactions:
 Common shares issued
   for services                    $     92,125   $          -
                                   =============  =============


                      See accountant's compilation report.
                See accompanying notes to financial statements.

                           HARVEY'S GREAT THINGS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 1 - Summary of Significant Accounting Policies

NATURE OF OPERATIONS
         Harvey's Great Things, Inc., (the "Company"), an Oklahoma corporation, was incorporated on December 3, 1997. Operations commenced April 1, 1998. The Company is in the retail business, specializing in antiques and art deco items.

MANAGEMENT'S ASSERTION - INTERIM FINANCIAL STATEMENTS
         These interim financial statements include all adjustments necessary to present fairly, in all material respects, the financial condition and results of operations of the Company for the period ended June 30, 1999. All adjustments made were of a normal recurring nature.

PROPERTY AND EQUIPMENT, LEASEHOLD IMPROVEMENTS AND DEPRECIATION
         Property and equipment is recorded at cost and is depreciated over the estimated lives of approximately five years using the straight-line method. Leasehold improvements are being amortized over the five year leasehold period.

EQUIVALENTS
         Cash equivalents consist of funds invested in money market accounts and in investments with a maturity of three months or less when purchased.

INVENTORIES
         Inventories are stated at the lower of cost or market. Cost is determined by the specific identification method. Inventories are comprised primarily of antiques and art deco pieces.

SHARES FOR SERVICES
         Valuation of shares issued for services is based on the fair market value of services.

(LOSS) PER SHARE
         The computation of (loss) per share of common stock is based on the weighted average number of shares outstanding during the period presented.

USE OF ESTIMATES
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


                      See accountant's compilation report.

                           HARVEY'S GREAT THINGS, INC.
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                                  JUNE 30, 1999

NOTE 1 - Summary of Significant Accounting Policies(continued)

REVENUE RECOGNITION
         Sales are recorded net of an estimate for returns and allowances.

INCOME TAXES
         The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (See Note 3).

RECLASSIFICATIONS
         Certain items in prior year financial statements have been reclassified to conform to the 1999 presentation.


NOTE 2 - Basis of presentation and considerations related to continued existence (going concern)

         The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a net loss for the six months ended June 30, 1999 of $505,469. The net loss for the year ended December 31, 1998 was $171,610. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

         The Company's management intends to raise additional operating funds through equity and/or debt offerings. However, there can be no assurance management will be successful in its endeavors.

NOTE 3 - Income taxes

         The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the liability method of accounting for deferred income taxes.

         At June 30, 1999, the Company did not have any significant tax net operating loss carryforwards (tax benefits resulting from losses for tax purposes have been fully reserved due to the uncertainty of a going concern). Furthermore, the Company obtained an extension and has not yet filed its 1998 income tax return. At June 30, 1999, the Company did not have any significant deferred tax liabilities or deferred tax assets.

                      See accountant's compilation report.

                           HARVEY'S GREAT THINGS, INC.
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                                  JUNE 30, 1999

NOTE 4 - Property and Equipment

         Leasehold improvements consist of improvements to the company's location in Oklahoma City. Furniture and equipment consists of office furniture and office equipment acquired by the Company.

NOTE 5 - Loans to shareholders

         As of June 30, 1999 the following amounts were outstanding as loans to shareholders:

Loans directly to Chairman                    $    95,000
Loans to an entity controlled by Chairman          55,000
Loans to an officer                                16,723
Loans to an officer                                 9,900
                                              ------------
                                              $   176,623
                                              ============

         All of the above loans are 7 1/2 % unsecured notes with maturity dates of December 31, 1999 at which time principal and interest are due. However, at December 31, 1999 the Company will decide whether to renew these loans including interest. No interest has been paid or accrued in 1999.

         The funds for the above loans came from capital raised from shareholders pursuant to a 504 (D) offering exempt from registration. The 504
(D) memorandum did not disclose that the Company would make these loans to shareholders, or any loans at all to shareholders.

NOTE 6 - Commitments and contingencies

         Currently, the Company has a five year lease for its building with a yearly rent of $36,000 for the first year, $42,000 for the second year, $48,000 for the third year, $54,000 for the fourth year, and $60,000 for the fifth year.




                      See accountant's compilation report.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
---------------------

          The Company has not had any changes in, or disagreements with, accountants since inception.

Item 15.  Financial Statements and Exhibits
-------------------------------------------

          (a)                      Jaak Olesk
                          Index to Financial Statements
                     Report of Certified Public Accountants

Financial Statements
--------------------

     Audited Financial Statements for the years
     December 31, 1998 and December 31, 1997
     ---------------------------------------

Independent Auditor's Report

Balance Sheet

Statements of Operations

Statements of Stockholders' Equity

Statements of Cash Flows

Notes to the Financial Statements

          (b) The following exhibits are filed as a part of this Registration
Statement:

Exhibit
Number             Description*
---------          ------------

3.1                Initial Articles of Incorporation dated December 3, 1997.

3.2                By-laws.

* Summaries of all exhibits contained within this Registration Statements are modified in their entirety by reference to these Exhibits.

                                   SIGNATURES


          In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: 8/10/99                               By: /s/ Harvey S. Bryant
                                               ---------------------------------
                                                Harvey S. Bryant, Director
                                                and President

Date: 8/10/99                               By: /s/ Claudia Bartel Bryant
                                               ---------------------------------
                                               Claudia Bartel Bryant, Director
                                               Secretary/Treasurer